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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                            RCM TECHNOLOGIES, INC.
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                                (Name of Issuer)


                          Common Stock, $.05 Par Value
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                         (Title of Class of Securities)


                                  749360103
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                                (CUSIP Number)

                                  Leon Kopyt
                            RCM Technologies, Inc.
                        2500 McClellan Ave., Suite 350
                            Pennsauken, NJ  08109
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 5, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 857304100                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leon Kopyt
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              461,600
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING             1,383,125
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       461,600
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               10   SHARED DISPOSITIVE POWER

                           -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,844,725
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.4%
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14   TYPE OF REPORTING PERSON*

                                      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.          Security and Issuer.

                 This statement relates to the common stock, $.05 par value (the "Common Stock"), of RCM Technologies, Inc. (the "Company"). The address of the principal executive office of the Company is 2500 McClellan Avenue (Suite 350), Pennsauken, New Jersey 08109-4613.

ITEM 2.          Identity and Background.

                 (a)      Leon Kopyt (the "Reporting Person").

                 (b) The business address of the Reporting Person is 2500 McClellan Avenue (Suite 350), Pennsauken, New Jersey 08109-4613.

                 (c) The present principal occupation of the Reporting Person is Chairman, Chief Executive Officer and President of the Company.

                 (d) The Reporting Person has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

                 (e) The Reporting Person, within the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                 (f)      The Reporting Person is a United States citizen.

ITEM 3. Source and Amounts of Funds or Other Consideration. The Reporting Person obtained shared voting power of 1,383,125 shares of Common Stock pursuant to a closing which occurred on February 5, 1996, of an agreement dated January 12, 1996 (the "Agreement") between Peter Kuhlmann ("Kuhlmann") and the Company. Pursuant to the Agreement, Limeport Investments, L.L.C., as assignee of Kuhlmann ("Limeport") purchased 1,383,125 shares of the Company's Common Stock on February 5, 1996.

                 Pursuant to the Agreement, the Reporting Person, upon closing, was granted an irrevocable proxy entitling him to vote the shares of Common Stock that Limeport purchased under the Agreement in connection with the election of directors of the Company.
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ITEM 4.          Purpose of Transactions.

                 The Reporting Person has acquired shared voting power of 1,383,125 shares of Common Stock and does not have or share dispositive power over such shares of Common Stock.

                 The Reporting Person has no present plans or intentions which would result or relate to any of the transactions described in subparagraphs
(a) through (j) of item 4 of Schedule 13D, except that the Reporting Person is the Chairman, Chief Executive Officer and President of the Company and the Company is currently soliciting its shareholders to increase its authorized shares, to effect a reverse split and to amend its charter to eliminate the shareholder's ability to adopt by-law amendments. Furthermore, the Company has retained counsel to evaluate the Company's takeover defenses and to make certain recommendations regarding the adoption of certain takeover defenses.
In his capacity as Chairman of the Board, the Reporting Person may vote to approve such recommendations of counsel.

ITEM 5.          Interest in Securities of Issuer.

                 (a) As of February 9, 1996, the Reporting Person owned 100 shares of Common Stock and had the right to acquire 461,500 shares of Common Stock pursuant to various options, of which 260,000 are presently exercisable. These amounts do not include the 1,383,125 shares of Common Stock held by Limeport, over which the Reporting Person shares voting power. 461,600 shares constitute 2.6% of the Common Stock (based on 17,314,246 shares of Common Stock outstanding as of January 31, 1996).

                 (b) The response of the Reporting Person to items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to shares of Common Stock beneficially owned are incorporated herein by reference. Reference is also made to the Schedule 13D filed with the Securities and Exchange Commission by Peter Kuhlmann on January 22, 1996 and the first amendment to such Schedule 13D filed on February 12, 1996 (collectively, the "Kuhlmann 13D").

                 (c)(i) On February 5, 1996, Limeport purchased 1,383,125 shares of Common Stock from the Company, pursuant to the Agreement for an aggregate purchase price of $1,000,000. Upon such purchase, the Reporting Person was granted an irrevocable proxy entitling to him to vote such shares of Common Stock in connection with the election of directors of the Company.

                 (d)      Not applicable.

                 (e)      Not applicable.





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ITEM 6.          Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer.

                 Pursuant to the Agreement, the Reporting Person was granted an irrevocable proxy entitling him to vote 1,383,125 shares of Common Stock so long as such shares are held by Limeport. In addition the Reporting Person holds options to acquire shares of Common Stock of the Company as follows:


                               # of
        Option Plan       Underlying Shares     Exercise Price
        -----------       -----------------     --------------
        1986 Plan            10,000             $3.9688
        1986 Plan            77,000             $ .25
        1992 Plan            23,000             $ .25
        1992 Plan            50,000             $ .6875
        1992 Plan           100,000             $ .53125
        1992 Plan           201,500*            $ .53125

    *Shares not vested.



ITEM 7.          Material to be Filed as Exhibits.

                 The following is filed herewith as an exhibit to the Schedule 13D.

                 (1) The Agreement, dated as of January 12, 1996, between Kuhlmann and the Company (Incorporated by reference to the Kuhlmann 13D).






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                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  February 12, 1996

                                                    /s/ LEON KOPYT
                                                  ------------------------------
                                                    Leon Kopyt